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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               SYNTRO CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               SYNTRO CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   871629101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 J. DONALD TODD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               SYNTRO CORPORATION
                               9669 LACKMAN ROAD
                              LENEXA, KANSAS 66219
                                 (913) 888-8876
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                              MARY ANNE O'CONNELL
                              HUSCH & EPPENBERGER
                           1200 MAIN ST., SUITE 1700
                          KANSAS CITY, MISSOURI 64105
                                 (816) 421-4800

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

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Syntro Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 9669 Lackman Road, Lenexa, Kansas 66219. The title of the class of equity securities to which this statement relates is the common stock, par value of $.01 per share, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Statement relates to a tender offer by Mallinckrodt Veterinary Acquisitions, Inc., a corporation organized under the laws of the State of Delaware (the "Offeror"), and a wholly-owned subsidiary of Mallinckrodt Veterinary, Inc. ("Mallinckrodt Veterinary"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated September 29, 1995, to purchase all outstanding shares of Common Stock at $3.55 per share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). According to the Schedule 14D-1, the address of the principal executive offices of Mallinckrodt Veterinary and Offeror is 421 East Hawley Street, Mundelein, Illinois 60060.

  The Offer is being made by the Offeror pursuant to an Agreement and Plan of Merger, dated as of September 25, 1995 (the "Merger Agreement"), among the Offeror, Mallinckrodt Veterinary and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in Exhibit A of the Merger Agreement, the Offeror will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation").

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Set forth below are descriptions of material contracts, agreements, arrangements or understandings and any actual or potential conflict of interest between the Company or its affiliates and the Company, its executive officers, directors or affiliates:

  Certain contracts, agreements, arrangements or understandings between the Company and certain of its directors and executive officers are described in the sections entitled "Board of Directors," "Executive Compensation" and "Approval of 1994 Stock Option Plan" in the Company's Proxy Statement for its 1995 annual meeting of stockholders (the "1995 Proxy Statement"). A copy of those sections of the 1995 Proxy Statement is filed as EXHIBIT A and copies of the agreements described therein are filed as EXHIBIT B-1, and are incorporated herein by reference.

  J. Donald Todd, William J. Davies, Susan H. Strobel, Janis K. McMillen, Mark
D. Cochran and Janice Katterhenry each have entered into an Executive Employment Agreement with the Company scheduled to expire on February 28, 1997, in the case of J. Donald Todd, and on February 20, 1997 in the case of each of the others. Those agreements establish annual cash compensation and benefits and provide that if the executive's employment is terminated by the Company without cause or by the employee due to the Company's cause or such a termination occurs within one year after a change in control of the Company, the employee is entitled to receive severance benefits in the amount of one year's base compensation and continuation of employee benefits for a period of one year. Copies of each of those agreements are attached as EXHIBITS B-2 to B-7, respectively.

                              THE MERGER AGREEMENT

  The following is a summary of certain provisions of the Merger Agreement. Such summary does not purport to be complete and is qualified by reference to the full text of the Merger Agreement, a copy of which has been filed as EXHIBIT C hereto and is incorporated herein by reference.

  The Offer. Pursuant to the terms and conditions of the Merger Agreement, Mallinckrodt Veterinary, the Offeror and the Company are required to use all reasonable best efforts to take all action as may be necessary or appropriate in order to effectuate the Offer and the Merger as promptly as possible and to carry out the transactions provided for or contemplated by the Merger Agreement.

  Notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or pay for, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, any shares of Common Stock not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such shares unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares which would represent at least a majority of the outstanding shares of Common Stock on a fully diluted basis (the "Minimum Condition") and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the purchase of shares of Common Stock pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or, subject as aforesaid, to pay for any shares of Common Stock not theretofore accepted for payment or paid for, and may terminate or amend the Offer if at any time on or after the date of the Merger Agreement and before the acceptance of such shares for payment or the payment therefor, any of the following conditions exist or shall occur and remain in effect:

    (a) there shall have been instituted or pending any action or proceeding by any governmental, regulatory or administrative agency or authority, which (i) seeks to challenge the acquisition by the Offeror of shares of Common Stock pursuant to the Offer, restrain, prohibit or delay the making or consummation of the Offer or the Merger, or obtain any material damages in connection therewith, (ii) seeks to make the purchase of or payment for some or all of the shares of Common Stock pursuant to the Offer or the Merger illegal, (iii) seeks to impose material limitations on the ability of the Offeror (or any of its affiliates) effectively to acquire or hold, or to require Mallinckrodt Veterinary or the Company or any of their respective affiliates or subsidiaries to dispose of or hold separate, any material portion of the assets or the business of Mallinckrodt Veterinary and its affiliates taken as a whole or the Company and its subsidiaries taken as a whole, or (iv) seeks to impose material limitations on the ability of the Offeror (or its affiliates) to exercise full rights of ownership of the shares of Common Stock purchased by it, including, without limitation, the right to vote the shares of Common Stock purchased by it on all matters properly presented to the stockholders of the Company; or

    (b) there shall have been promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger, by any state, federal or foreign government or governmental authority or by any court, domestic or foreign, any statute, rule, regulation, judgment, decree, order or injunction, that could reasonably be expected to, in the judgment of Mallinckrodt Veterinary, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of subsection (a) above; or

    (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United
  States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States which would reasonably be expected to have a Material Adverse Effect (as defined below) on the Company or prevent (or materially delay) the consummation of the Offer, (iv) any limitation (whether or not mandatory) by any governmental or regulatory authority on, or any other event which, in the reasonable judgment of Mallinckrodt Veterinary, has had a material adverse effect on the extension of credit by banks or other lending institutions in the United States, or (v) from the date of the Merger Agreement through the date of termination or expiration of the Offer, a decline of at least 25% in either the Dow Jones Industrial Average or the Standard & Poor's 500 Index; or

    (d) the Company and Mallinckrodt Veterinary shall have reached an agreement or understanding that the Offer or the Merger Agreement be terminated or the Merger Agreement shall have been terminated in accordance with its terms; or

    (e) any of the representations and warranties made by the Company in the Merger Agreement shall not have been true and correct in all material respects when made, or shall thereafter have ceased to be true and correct in any material respect as if made as of such later date (other than representations and warranties made as of a specified date), or the Company shall not in all material respects have performed each obligation and agreement and complied with each covenant to be performed and complied with by it under the Merger Agreement, which failure to be true and correct or such failure to perform or comply has not been cured within five business days following the Company's receipt of notice from Mallinckrodt Veterinary of notice of the breach and such failure to be true and correct or such failure to perform or comply shall be reasonably expected to have a Material Adverse Effect on the Company; provided, however, that all references in the Merger Agreement to the phrases "knowledge of the Company" and "to the best knowledge of the Company," and variants thereof, shall be disregarded for the purposes of determining whether the Company shall have breached its representations, warranties and covenants resulting in the ability of Mallinckrodt Veterinary to terminate the Merger Agreement pursuant to this clause (e); or

    (f) the Company's Board of Directors shall have modified or amended its recommendation of the Offer in any manner adverse to Mallinckrodt Veterinary or shall have withdrawn its recommendation of the Offer, or shall have recommended acceptance of any Acquisition Proposal or shall have resolved to do any of the foregoing, or shall have failed to reject any Acquisition Proposal within ten business days after receipt by the Company or public announcement thereof; or

    (g) (i) any corporation, entity, person or "group" (as defined in Section 13(d)(3) of the Exchange Act) other than Mallinckrodt Veterinary, shall have acquired beneficial ownership of 50% or more of the outstanding shares of Common Stock, or shall have been granted any options or rights, conditional or otherwise, to acquire a total of 50% or more of the outstanding shares of Common Stock; (ii) any new group shall have been formed which beneficially owns 50% or more of the outstanding shares of Common Stock; or (iii) any person (other than Mallinckrodt Veterinary or one or more of its affiliates) shall have entered into an agreement in principle or definitive agreement with the Company with respect to a tender or exchange offer for any shares of Common Stock or a merger, consolidation or other business combination with or involving the Company; or

    (h) there shall have occurred a Material Adverse Change (as defined below) to the Company.

  "Material Adverse Change" or "Material Adverse Effect" means, when used with respect to Mallinckrodt Veterinary, the Offeror or the Company, as the case may be, any change or effect, either individually or in the aggregate, that is or can reasonably be expected to be materially adverse to the business, assets, liabilities, properties, condition (financial or otherwise), results of operations or prospects of all or any material part of Mallinckrodt Veterinary and its subsidiaries taken as a whole, the Offeror, or the Company and its subsidiaries taken as a whole, as the case may be, except as agreed.

  Company Actions. Pursuant to the Merger Agreement, the Company has agreed that on the date of the commencement of the Offer, it will file with the Securities and Exchange Commission (the "Commission") and mail to its stockholders, a Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of the Board of Directors that the Company's stockholders accept the Offer and approve the Merger and the Merger Agreement.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law ("DGCL"), the Offeror shall be merged with and into the Company at the effective time of the Merger (the "Effective Time"). At the Effective Time, the separate corporate existence of the Offeror shall cease and the Company shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of the Offeror in accordance with the DGCL. Also at the Effective Time, the Certificate of Incorporation of the Company shall be amended to change the registered agent and registered office, reduce the amount of authorized capital stock and to delete certain provisions regarding interested party transactions. The Certificate of Incorporation, as so amended, and the By-laws of the Company shall be the Certificate of Incorporation and By-laws of the Surviving Corporation. The directors and officers of the Offeror immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation as of the Effective Time.

  Conversion of Securities. At the Effective Time, each share of Common Stock issued and outstanding immediately prior thereto shall be cancelled and extinguished and each share of Common Stock (other than shares held by the Company as treasury shares, shares owned by any subsidiary of the Company, shares owned by Mallinckrodt Veterinary, the Offeror or any other wholly owned subsidiary of Mallinckrodt Veterinary, and any shares of Common Stock with respect to which appraisal rights are exercised under the DGCL shall, by virtue of the Merger and without any action on the part of any stockholder of the Company or the Offeror be converted into and become the right to receive the Offer Price. Each share of common stock of the Offeror issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the Offeror, the Company or the holders of Common Stock, be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

  Dissenting Shares. If required by the DGCL, shares of Common Stock held by holders who have properly exercised appraisal rights with respect thereto in accordance with Section 262 of the DGCL will not be exchangeable for the right to receive the Offer Price, and holders of such shares will be entitled to receive payment of the appraised value of such shares unless such holders fail to perfect or effectively withdraw or lose their right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares will be treated as if they had been converted into and have become exchanged for the right to receive the Offer Price, without any interest thereon.

  Merger Without a Meeting of Stockholders. In the event that the Offeror shall acquire at least 90% of the outstanding shares of Common Stock, the parties agree to take all necessary and appropriate actions to cause the Merger to become effective without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to the Offeror, including, but not limited to, representations and warranties relating to the Company's organization and qualification, capitalization, subsidiaries, its authority to enter into the Merger Agreement and carry out the related actions, filings made by the Company with the Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Exchange Act") (including financial statements included in the documents filed by the Company under these acts), required consents and approvals, compliance with applicable laws, employee benefit plans, litigation, employment relations, contracts, intellectual property, title to property, the payment of taxes, environmental matters and the absence of certain material adverse changes or events.

  The Offeror and Mallinckrodt Veterinary have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to the Offeror's and Mallinckrodt Veterinary's organization and qualification, authority to enter into the Merger Agreement and required consents and approvals.

  Covenants Relating to the Conduct of Business. The Company has agreed that it will, and will cause its subsidiaries to, in all material respects, carry on their respective businesses in, and not enter into any material transaction other than in accordance with, the regular and ordinary course and, to the extent consistent therewith, use their reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them. The Company has agreed that, except as contemplated by the Merger Agreement, it shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Mallinckrodt Veterinary:

    (a) (x) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to stockholders of the Company in their capacity as such, other than dividends payable to the Company declared by any of the Company's subsidiaries, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) except as disclosed by the Company to Mallinckrodt Veterinary pursuant to the Merger Agreement, purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    (b) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent (other than, in the case of the Company, the issuance of shares of Common Stock during the period from the date of the Merger Agreement through the Effective Time upon the exercise of certain outstanding stock options of the Company issued pursuant to the Company's 1984 Incentive Stock Option Plan, 1988 Executive Stock Option Plan, 1988 Stock Option Plan and 1994 Stock Option Plan (collectively, the "Stock Plans") and outstanding on the date of the Merger Agreement in accordance with their current terms);

    (c) amend its charter or bylaws;

    (d) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, limited liability company, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole;

    (e) sell, lease or otherwise dispose of or agree to sell, lease or otherwise dispose of, any of its assets that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole, except for sales of inventory or other assets in the ordinary course of business;

    (f) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, except for borrowings or guarantees incurred in the ordinary course of business consistent with past practice, or except as disclosed by the Company to Mallinckrodt Veterinary pursuant to the Merger Agreement, make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any wholly owned subsidiary of the Company and other than in the ordinary course of business consistent with past practice;

    (g) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of the Company;

    (h) enter into or adopt, or amend any existing severance plan, agreement or arrangement or, other than in the ordinary course of business, enter into or amend any employee benefit plan (including without limitation the Stock Plans of the Company) or employment or consulting agreement except,
  (i) with respect to employees that are not executive officers or directors, compensation increases associated with promotions and regular reviews in the ordinary course of business consistent with past practices, (ii) agreements with consultants of the Company of less than $20,000 to any individual consultant and less than $75,000 in the aggregate to all consultants, and (iii) after December 31, 1995, increases of not more than 10% to the base salary of executive officers of the Company;

    (i) waive, amend or allow to lapse any term or condition of any confidentiality or "standstill" agreement to which the Company is a party;

    (j) settle or compromise any suit, proceeding or claim or threatened suit, proceeding or claim for an amount that is more than $20,000 in the case of any individual suit, proceeding or claim or $100,000 for all suits, proceedings or claims;

    (k) knowingly violate or fail to perform any obligation or duty imposed upon it by any applicable federal, state or local law, rule, regulation, guideline or ordinance;

    (l) change its credit policies, procedures or practices, or commit or renew a prior commitment to lend money, purchase assets, issue a letter of credit, guarantee or similar instrument or otherwise extend credit to any person in a manner not in the ordinary course or in a manner inconsistent with past practice;

    (m) (i) modify, amend or terminate any contract, (ii) waive, release, relinquish or assign any contract (including any insurance policy) or other right or claim, (iii) prepay any indebtedness or (iv) cancel or forgive any indebtedness owed to it, other than in each case in a manner in the ordinary course of business consistent with past practice and which is not material to the business of the Company and its subsidiaries;

    (n) make any tax election or change any method of accounting for tax purposes, in each case except to the extent required by law, or settle or compromise any tax liability;

    (o) change any of the accounting principles or practices used by it except as required by the Commission or the Financial Accounting Standards Board; or

    (p) (i) enter into any research and development contract, (ii) enter into any production contract or "tolling agreement," or (iii) grant any license relating to its intellectual property except as required by existing agreements of the Company; or

    (q) authorize, recommend, announce, propose or agree to take any of the foregoing actions.

  During the period from the date of the Merger Agreement through the Effective Time, (i) as reasonably requested by Mallinckrodt Veterinary, the Company shall confer on a regular basis with one or more representatives of Mallinckrodt Veterinary with respect to material operational matters; (ii) the Company shall, within 25 days following each fiscal month, deliver to Mallinckrodt Veterinary financial statements, including an income statement and balance sheet for such month; and (iii) upon the knowledge of the Company of any Material Adverse Change in the Company, any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the breach in any material respect of any representation or warranty contained therein, the Company shall promptly notify Mallinckrodt Veterinary thereof.

  During the period from the date of the Merger Agreement through the Effective Time, the Offeror shall not engage in any activities of any nature except as provided in or contemplated by the Merger Agreement.

  No Solicitation. The Company has agreed in the Merger Agreement that, from the date of the Merger Agreement until the Effective Time, (a) neither the Company nor its subsidiaries shall, and the Company shall not authorize or permit its officers, directors, employees, authorized agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or its subsidiaries (an "Acquisition Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any substantive discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; (b) it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore and will take the necessary steps to inform such parties of the obligations undertaken in the Merger Agreement and (c) the Company will notify Mallinckrodt Veterinary immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it, including the terms of its proposals; provided however, that nothing contained in the Merger Agreement shall prohibit the Board of Directors of the Company from (i) furnishing information to or entering into discussions or negotiations with, any person or entity that indicates an interest in making a Superior Proposal (as hereinafter defined) if, and only to the extent that (A) the Company's Board of Directors determines in good faith after consultation with the Company's outside counsel that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by laws and (B) the Company keeps Mallinckrodt Veterinary informed of the status of any such discussions or negotiations; and (ii) to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal. If any person or entity makes a Superior Proposal, upon receipt thereof the Company shall provide written notice (a "Notice of a Superior Proposal") to Mallinckrodt Veterinary of such Superior Proposal, including the terms and structure thereof, and if within five business days following the delivery of the Notice of a Superior Proposal the Superior Proposal does not continue to be superior in terms of the aggregate value to be received by the Company's stockholders in light of any improved transaction proposed by Mallinckrodt Veterinary prior to the expiration of such five-day period, the Company shall cease all discussions or negotiations with such person or entity. For purposes of the Merger Agreement, "Superior Proposal" means an unsolicited bona fide Acquisition Proposal in writing that the Company's Board of Directors determines in its good faith judgment (based on the advice of a nationally recognized investment banking firm) provides greater aggregate value to the Company's stockholders than the transactions contemplated by the Merger Agreement.

  Options. Pursuant to the Merger Agreement, at the Effective Time all outstanding stock options to purchase shares of Common Stock heretofore issued under the Stock Plans or the Company's stock option agreements with consultants that are then fully exercisable or vested pursuant to the terms of the respective Stock Plan or the Merger Agreement (a "Vested Company Stock Option"), shall, pursuant to the terms of the respective Stock Plans pursuant to which they were issued and upon their surrender to the Company by the holders thereof, be cancelled by the Company, and the holders thereof shall receive a cash payment from the Company in an amount (if any) equal to the number of shares of Common Stock subject to each surrendered option multiplied by the difference (if positive) between the exercise price per share of Common Stock covered by the option and the Offer Price. The Company shall use its best efforts to cause each holder of Vested Company Stock Options to surrender their Vested Company Stock Options in accordance with the prior sentence. At the Effective Time, all outstanding stock options to purchase shares of Common Stock issued under the Stock Plans or the stock option agreements with consultants that are not then exercisable or vested shall be cancelled without payment to the holders thereof and the Company shall use its best efforts to cause such stock options to be surrendered to the Company. The directors and executive officers of the Company as a group hold "in-the-money" Vested Company Stock Options to purchase an aggregate of 558,343 shares of Common Stock, at prices ranging from $.625 to $3.50.

  Indemnification. For a period of not less than six years from and after the Effective Time, Mallinckrodt Veterinary agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless all past and present officers, directors and employees (the "Indemnified Parties") of the Company and of its subsidiaries to the full extent such persons may be indemnified by the Company pursuant to the Company's Certificate of Incorporation and Bylaws as in effect as of the date of the execution of the Merger Agreement for acts and omissions occurring at or prior to the Effective Time and shall advance reasonable litigation expenses incurred by such persons in connection with defending any action arising out of such acts or omissions, provided that such persons provide the requisite affirmation and undertaking, as set forth in the Company's Bylaws in effect at the date of the execution of the Merger Agreement. Mallinckrodt Veterinary will provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Mallinckrodt Veterinary and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of two times the last annual premium paid prior to the date of the execution of the Merger Agreement, but in such case shall purchase as much such coverage as possible for such amount.

  Employee Benefits. Until September 30, 1996, Mallinckrodt Veterinary has agreed to maintain employee benefits and programs for officers and employees of the Company and its subsidiaries that are no less favorable in the aggregate than those being provided to such officers and employees on the date of the execution of the Merger Agreement (it being understood that Mallinckrodt Veterinary will not be obligated to continue any one or more employee benefits or programs). For purposes of eligibility to participate in and vesting in all benefits provided to officers and employees, such officers and employees of the Company and its subsidiaries will be granted their years of service with the Company and its subsidiaries. Amounts paid before the Effective Time by officers and employees of the Company under any medical plans of the Company shall after the Effective Time be taken into account in calculating balances for deductibles and maximum out-of-pocket limits applicable under the medical plan of Mallinckrodt Veterinary for the plan year during which the Effective Time occurs as if such amounts had been paid under such medical plan of Mallinckrodt Veterinary.

  Mallinckrodt Veterinary has agreed to maintain an agreed upon severance policy for a period of at least twelve months from the Effective Time.

  Board Representation. The Merger Agreement provides that promptly upon the purchase of shares of Common Stock pursuant to the Offer, Mallinckrodt Veterinary shall be entitled to designate such number of members of the Board of Directors of the Company, rounded up to the next whole number, as will give Mallinckrodt Veterinary, subject to compliance with the provisions of Section 14(f) of the Exchange Act and the rules and regulations promulgated thereunder, representation on the Board of Directors of the Company equal to the product of
(i) the total number of directors on such Board and (ii) the percentage that the number of shares of the Common Stock purchased by the Offeror bears to the number of outstanding shares of Common Stock. The Company has agreed, upon the request of Mallinckrodt Veterinary, to promptly increase the size of the Board of Directors of the Company and/or exercise its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Mallinckrodt Veterinary's designees to be elected to the Board of Directors and shall cause Mallinckrodt Veterinary's designees to be so elected. The Company has agreed to take, at its expense, all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to effect any such election, including the mailing to its stockholders of the information required to be disclosed pursuant thereto. Mallinckrodt Veterinary will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

  Access to Information. The Company has agreed to, and to cause each of its subsidiaries to, afford to Mallinckrodt Veterinary, and to Mallinckrodt Veterinary's accountants, counsel, financial advisors and other representatives, access and permit them to make such inspections as they may require during normal business hours during the period from the date of the Merger Agreement through the Effective Time to all their respective properties, books, contracts, commitments and records and, during such period, the Company shall, and shall cause each of its subsidiaries to, furnish promptly to Mallinckrodt Veterinary (i) a copy of each report, schedule, negotiation statement and other document filed by it during such period pursuant to the requirements of federal or state laws and (ii) all other information concerning its business, properties and personnel as Mallinckrodt Veterinary may reasonably request.

  Conditions Precedent. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) if required by applicable law, the Merger Agreement shall have been approved by the requisite vote of the holders of shares of Common Stock; and (b) no governmental entity or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree or injunction which prohibits or has the effect of prohibiting the consummation of the Merger; provided, however, that the Company, Mallinckrodt Veterinary and the Offeror shall use their reasonable best efforts to have any such order, decree or injunction vacated.

  The respective obligations of Mallinckrodt Veterinary and the Offeror to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) the Company shall have performed in all material respects each of its covenants and agreements contained in the Merger Agreement required to be performed on or prior to the Effective Time, and each of the representations and warranties of the Company contained in the Merger Agreement shall be true and correct in all material respects except as agreed by the parties pursuant to the Merger Agreement, in each case, on and as of the Effective Time as if made on and as of such date, except as contemplated or permitted by the Merger Agreement and except for such failures to perform or such failures to be true and correct as have not had and are not reasonably likely to have a Material Adverse Effect on the Company, and Mallinckrodt Veterinary shall have received a certificate of the Company, signed by the President or any Vice President of the Company, to that effect; provided, however, that any references in the Merger Agreement to the phrases "knowledge of the Company" and "to the best knowledge of the Company," and variants thereof, shall be disregarded for the purposes of determining whether the Company shall have breached its representations and warranties hereunder; and (b) except as disclosed by the Company in accordance with the Merger Agreement, all required authorizations, consents or approvals of any third party, the failure to obtain which would have a Material Adverse Effect (assuming the Merger had taken place), shall have been obtained.

  Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the Company: (a) by mutual written consent of Mallinckrodt Veterinary and the Company, (b) by the Company if: (i) the Offer has not been timely commenced (except as a result of actions or omissions by the Company);
(ii) there is a Superior Proposal to acquire all of the shares of Common Stock; or substantially all of the assets of the Company and the Board of Directors of the Company determines in good faith after consultation with the Company's outside counsel that the failure to approve such Superior Proposal would be inconsistent with the fiduciary duties of the Board of Directors of the Company to stockholders of the Company, provided, however that the right to terminate the Merger Agreement pursuant to this clause (ii) will not be available (A) if the Company has breached in any material respect its obligations concerning Acquisition Proposals, (B) in respect of an offer involving consideration which is not entirely cash, or does not permit stockholders to receive the payment of the offered consideration in respect of all Shares at the same time, unless the Board of Directors of the Company has been furnished with a written opinion of a nationally recognized investment banking firm to the effect that such offer provides a higher value per share than the consideration per share pursuant to the Offer or the Merger (as increased pursuant to any revised proposal of Mallinckrodt Veterinary pursuant to its rights in the event of a Superior Proposal) or (C) if, prior to or concurrently with any purported termination pursuant to this clause (ii), the Company shall not have paid the Termination Fee (as defined below); (iii) there has been a breach by Mallinckrodt Veterinary or the Offeror of any representation or warranty that would have a material adverse effect on Mallinckrodt Veterinary's or the Offeror's ability to perform its obligations under the Merger Agreement, and which is not cured within five business days following receipt by Mallinckrodt Veterinary or the Offeror of notice from the Company of the breach; or (iv) if Mallinckrodt Veterinary or the Offeror fails to comply in any material respect with any of its material obligations or covenants contained in the Merger Agreement, including, without limitation, the obligation of the Offeror to purchase shares of Common Stock pursuant to the Offer, unless such a failure results from a breach by the Company of any obligation, representation or warranty under the Merger Agreement, which is not cured within five business days following Mallinckrodt Veterinary's receipt of notice from the Company of the breach; (c) by Mallinckrodt Veterinary if (i) the Board of Directors of the Company shall have failed to recommend, or withdrawn, modified or amended in any material respect its approval or recommendation of, the Offer or the Merger or shall have resolved to do any of the foregoing, or shall have failed to reject an Acquisition Proposal within ten business days after receipt by the Company or public announcement thereof; or (ii) any of the representations or warranties made by the Company in the Merger Agreement shall not have been true and correct in all material respects when made, or shall thereafter cease to be true and correct in any material respect as if made as of such later date (other than representations and warranties made as of a specified date); provided, however, that all references in the Merger Agreement to the phrases "knowledge of the Company" and "to the best knowledge of the Company," and variants thereof, shall be disregarded for the purposes of determining whether the Company shall have breached its representations and warranties hereunder; or (iii) the Company shall not in all material respects have performed each obligation and agreement and complied with each covenant to be performed and complied with by it under the Merger Agreement, unless such failure results from a breach of Mallinckrodt Veterinary or the Offeror of any obligation, representation or warranty hereunder which has not been cured within five business days following the Company's receipt of notice from Mallinckrodt Veterinary of the breach; or (iv) the stockholders of the Company do not approve the Merger in accordance with the DGCL, if such approval is required by the DGCL; or (v) if the Offeror is entitled to terminate the Offer as a result of the occurrence of any event described above in "The Offer"; or (d) by either Mallinckrodt Veterinary or the Company if (i) the Merger has not been effected on or prior to the close of business on April 30, 1996; provided, however, that the right to terminate the Merger Agreement pursuant to this clause shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the aforesaid date; or (ii) any court of competent jurisdiction or any other governmental body shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; or (iii) upon a vote at a duly held meeting or upon any adjournment thereof, the stockholders of the Company shall have failed to give any required approval or (iv) as the result of the failure of any of the conditions to the Offer as set forth in the Offer to Purchase, the Offer shall have terminated or expired in accordance with its terms without the Offeror having purchased any shares of Common Stock pursuant to the Offer, provided, however, that the right to terminate the Merger Agreement pursuant to this clause (iv) shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of any such condition; or (v) Mallinckrodt Veterinary or the Company shall have reasonably determined that any Offer condition (other than the Minimum Condition) is not capable of being satisfied at any time in the future; provided however, that the right to terminate the Merger Agreement pursuant to this clause (v) shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement has been the cause of, or resulted in, such Offer condition being incapable of satisfaction. If the Merger Agreement is terminated, the Merger Agreement will become void and there will be no liability or further obligation on the part of the Offeror, Mallinckrodt Veterinary or the Company or their respective officers or directors, except for the Company's obligations, under certain circumstances, to pay the Termination Fee (as defined below) or to reimburse Mallinckrodt Veterinary for certain expenses and except for the confidentiality obligations of the parties.

  Fees and Expenses. Except as where otherwise provided in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses. The Company has agreed in the Merger Agreement that, if (i) any person (other than Mallinckrodt Veterinary or any of its affiliates) shall have become, prior to the termination of the Merger Agreement, the beneficial owner of 50% or more of the outstanding shares of Common Stock, (ii) the Offer shall have expired at a time when the Minimum Condition shall not have been satisfied and at any time on or prior to nine months after the date of the expiration of the Offer any person (other than Mallinckrodt Veterinary or any of its affiliates) shall acquire beneficial ownership of 50% or more of the outstanding shares of Common Stock or shall consummate an Acquisition Proposal at a price per share less than the sum of the Offer Price plus the amount determined by dividing $1,500,000 by the number of shares of Common Stock outstanding immediately prior thereto, (iii) at any time prior to the termination of the Merger Agreement any person (other than the Offeror or any of its affiliates) shall publicly announce any Acquisition Proposal and, at any time on or prior to nine months after the date of the termination of the Merger Agreement, shall become the beneficial owner of 50% or more of the outstanding shares of Common Stock or shall consummate an Acquisition Proposal, or (iv) the Company terminates the Merger Agreement in accordance with clause (b)(ii) set forth above under "Termination", then the Company shall, in the case of clause
(i), (ii) or (iii) above, promptly, but in no event later than two business days after the first of such events to occur, or, in the case of clause (iv), at or prior to the time of such termination, pay Mallinckrodt Veterinary the sum of $1,500,000 (the "Termination Fee"). If the Company fails to pay such amount when due, which failure is finally determined by a court of competent jurisdiction, Mallinckrodt Veterinary shall be entitled to the payment from the Company, in addition to any such amount, of any legal fees and expenses incurred in procuring such judicial determination.

  If (i) the Merger Agreement is terminated pursuant to clause (b)(ii) set forth above under "Termination" or clause (c)(i), (c)(ii) (but only if the Merger Agreement is terminated because the representations or warranties of the Company were not true and correct in all material respects when made (other than those qualified by "knowledge of the Company" or "to the best knowledge of the Company")), (c)(iii) or (c)(iv) as set forth above under "Termination" or
(ii) at any time prior to the termination of the Merger Agreement, any person (other than Mallinckrodt Veterinary or any of its affiliates) shall publicly announce any Acquisition Proposal and, at any time on or prior to six months after the termination of the Merger Agreement, shall become the beneficial owner of 50% or more of the outstanding shares of Common Stock or shall consummate an Acquisition Proposal, the Company shall reimburse Mallinckrodt Veterinary and the Offeror (not later than two business days after submission of statements therefor) for all documented costs and expenses (including without limitation, all legal, investment banking, printing, depositary and related fees and expenses) (the "Expenses"); provided, however, that the amount of Expenses to be paid to Mallinckrodt Veterinary and the Offeror shall not exceed $750,000; provided, further, that the amount of the Expenses paid shall be credited against the Termination Fee; and provided, further, that if the Company has paid the Termination Fee prior to any payment of Expenses, then no Expenses shall be payable.

                           CONFIDENTIALITY AGREEMENT

  Pursuant to a Confidentiality Agreement dated March 27, 1995 between the Company and Mallinckrodt Veterinary (the "Confidentiality Agreement"), Mallinckrodt Veterinary agreed, among other things, to keep confidential certain non-public confidential or proprietary information of the Company and to use such materials solely to evaluate a possible transaction with the Company. This summary of the Confidentiality Agreement is qualified by reference to the entire agreement, a copy of which is filed as Exhibit F hereto and incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board of Directors.

  At a meeting held on September 24, 1995, the Company's Board of Directors unanimously (i) determined that the Merger was advisable and that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the holders of Common Stock; (ii) approved the Merger Agreement and the transactions contemplated thereby; and (iii) recommended that the stockholders of the Company accept the Offer and tender their shares pursuant to the Offer and vote in favor of the Merger and approve the Merger Agreement. Accordingly, the Company's Board of Directors hereby unanimously recommends that the stockholders of the Company tender their shares of Common Stock pursuant to the Offer. A press release announcing the Merger Agreement and a form of the Company's letter dated September 29, 1995, to stockholders communicating the Board of Directors' recommendation have been filed as EXHIBITS D AND E, respectively, and are incorporated herein by reference.

  (b) Background; Reasons for the Recommendations.

  Beginning in mid-1994, the Company initiated an evaluation of its competitive position and outlook in the biotechnology and animal health industries. At the Company's annual meeting of stockholders on February 9, 1995, the Company announced that it was exploring strategic alternatives for the Company. After assessing various strategic alternatives, the Company focused on the possibility of forming an alliance with a corporate partner that would provide the resources and complementary expertise necessary to commercialize new products based on the Company's technology. In early 1995, the Company approached, or was contacted by, a number of companies on a confidential basis to discuss their interest in a strategic transaction with the Company.

  Shortly after the Company's stockholders meeting, James L. Bittle, a director of the Company, contacted an officer of Mallinckrodt Veterinary to advise him of the Company's interest in such an alliance. Thereafter, Paul D. Cottone, the President and Chief Executive Officer of Mallinckrodt Veterinary, discussed with J. Donald Todd, the President and Chief Executive Officer of the Company, Mallinckrodt Veterinary's possible interest in a strategic transaction with the Company.

  On March 27, 1995, Mallinckrodt Veterinary entered into the Confidentiality Agreement with the Company, and thereafter the Company provided certain confidential information to Mallinckrodt Veterinary.

  The Company engaged Piper Jaffray Inc. ("Piper Jaffray") as the Company's financial advisor with respect to a possible sale of the Company. Between late March 1995 and late June 1995, the Company, with the assistance of Piper Jaffray, continued discussions with a limited number of companies, in addition to Mallinckrodt Veterinary.

  On April 19, 1995, Piper Jaffray sent a letter to senior management of Mallinckrodt Veterinary inviting Mallinckrodt Veterinary to make an offer for the purchase of the Company and setting forth the process to be followed in connection with such an offer. In late April, May and early June 1995, Mallinckrodt Veterinary continued its review of the Company, both through meetings with representatives of the Company and pursuant to the review of documents provided by the Company.

  On June 8, 1995, Mr. Cottone sent a letter to Dr. Todd expressing possible interest in a merger transaction, in which a newly created subsidiary of Mallinckrodt Veterinary would be merged into the Company, at a purchase price in the range of $2.35 to $2.45 cash per share of Common Stock, subject to execution of a definitive agreement, completion of due diligence and other conditions. On June 9, 1995, Dr. Todd indicated to Mr. Cottone that such range was not acceptable. On June 12, 1995, a representative of Piper Jaffray contacted senior management of Mallinckrodt Veterinary and indicated that although the price contained in Mallinckrodt Veterinary's proposal was, in the Company's view, inadequate, the Company wished to keep the lines of communication between the Company and Mallinckrodt Veterinary open. On June 23, 1995, Mr. Cottone sent a letter to Dr. Todd indicating that Mallinckrodt Veterinary might be willing to increase the purchase price range over that contained in the June 8, 1995 letter.

  On July 11, 1995, the Company's Board of Directors received an update from Dr. Todd on the progress of discussions with Mallinckrodt Veterinary. Following this update, Mallinckrodt Veterinary was informed by the Company that a substantial increase in Mallinckrodt Veterinary's proposed purchase price would be necessary before further discussions could proceed. Mallinckrodt Veterinary indicated that it would not be able to do so unless it was permitted to perform additional due diligence on the Company. The Company agreed to permit this and in late July and August 1995, representatives of Mallinckrodt Veterinary conducted due diligence with respect to the Company, with the cooperation of the Company and its advisors.

  On August 28, 1995, Mr. Cottone sent a letter to Dr. Todd expressing interest in a possible merger transaction at a purchase price of $3.25 per share in cash, subject to certain conditions, including completion of final due diligence. During a telephone conversation on August 29, 1995, Mr. Cottone indicated to Dr. Todd that Mallinckrodt Veterinary was willing to increase the proposed purchase price to $3.55 per share.

  On August 29, 1995, the Board of Directors of the Company convened by telephone to consider the latest proposal from Mallinckrodt Veterinary. After discussions with Piper Jaffray and the Company's legal advisors, the Board of Directors of the Company authorized management to proceed to negotiate a merger agreement with Mallinckrodt Veterinary at $3.55 per share, subject to final Board approval.

  On September 6, 1995, Mallinckrodt Veterinary sent an initial draft merger agreement to the Company and its advisors. On September 13, 1995, legal advisors for the Company and Mallinckrodt Veterinary discussed the draft agreement. On September 20, 1995, the Board of Directors of Mallinckrodt Group, Inc. (Mallinckrodt Veterinary's parent company), approved the merger agreement, subject to certain conditions. Also on that date, the Company's Board of Directors met to consider the draft agreement. Following presentations relating to, among other things, the Company's operations, developments in the biotechnology and animal health industries, the Company's various strategic options and the terms of the proposed transaction, and a presentation by representatives of Piper Jaffray relating to the financial aspects of the draft agreement, the Company's Board of Directors unanimously authorized the Company's officers to pursue a transaction substantially as set forth in the draft agreement, subject to negotiation of certain provisions.

  On September 23, 1995, representatives of the Company and Mallinckrodt Veterinary and their respective legal counsel met to negotiate the final terms of the merger agreement, including termination rights, termination fee, payment of expenses and offer conditions. A revised merger agreement was delivered to the directors of the Company and of Mallinckrodt Veterinary early on September 24, 1995.

  On September 24, 1995, the Company's Board of Directors convened by telephone. The Company's Board of Directors reviewed the revised agreement. Piper Jaffray delivered its opinion as to the fairness, from a financial point of view, of the cash consideration to be received by the Company's stockholders under the terms of the Merger Agreement. After significant discussion, the Company's Board of Directors unanimously approved the Merger Agreement and the Offer and Merger contemplated by the Merger Agreement. The Merger Agreement was executed and delivered on September 25, 1995. Public disclosure of the Merger Agreement was made on the morning of September 25, 1995, prior to the opening of trading of the Common Stock on the Nasdaq National Market.

  In approving the Merger Agreement and the transactions contemplated thereby and voting to recommend that all stockholders tender their shares pursuant to the Offer, the Board of Directors of the Company considered a number of factors, including:

    (i) The Company's and Mallinckrodt Veterinary's respective businesses, assets, managements, strategic objectives, competitive positions, prospects and complementary strengths.

    (ii) The Company's historical financial data as well as the Company's preliminary financial results for the fiscal year ended September 30, 1995.

    (iii) The Company's financial outlook.

    (iv) Current industry, economic and marketing conditions, including acquisitions and consolidations taking place in the biotechnology and animal health industries.

    (v) Historical market prices and trading information with respect to the Company's Common Stock.

    (vi) Publicly available information concerning other companies comparable to the Company and the trading history of each such company.

    (vii) The opinion dated September 24, 1995, of Piper Jaffray that, based upon and subject to the matters set forth in the opinion, the cash consideration to be received by the holders of Common Stock pursuant to the Offer and the Merger is fair to such holders from a financial point of view. A copy of such opinion is attached hereto as EXHIBIT G and is incorporated herein by reference. Stockholders are urged to read the opinion carefully in its entirety.

    (viii) The fact that the $3.55 per share price to be paid in the Offer and Merger represents a premium of 42% over $2.50, the closing price of the Common Stock on the Nasdaq National Market on September 22, 1995, the last full trading day prior to the approval by the Company's Board of Directors of the Merger Agreement.

    (ix) The fact that the terms of the Merger Agreement, including the price paid, compare favorably to the terms and to the prices paid in other recent acquisition transactions.

    (x) The economic effects that the Merger would have on the employees of the Company and its subsidiaries.

    (xi) The limited likelihood, based upon discussions with a large number of unrelated parties other than Mallinckrodt Veterinary, that a more favorable definitive agreement with another party could be reached, and the risk, time and cost that would be incurred as the result of such negotiations.

    (xii) The fact that, subject to the terms and conditions set forth in the Merger Agreement, the Company may furnish information to, or enter into discussions or negotiations with, any person or entity that expresses an interest in making an unsolicited Superior Proposal.

    (xiii) Possible alternatives to the Merger and the Offer that might be available to the Company and its stockholders.

    (xiv) The provisions of the Merger Agreement relating to termination events and payment of fees and expenses.

  The Company's Board of Directors did not assign relative weight to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  Piper Jaffray is acting as the Company's financial adviser in connection with the Offer and the Merger pursuant to a letter agreement dated April 6, 1995, between the Company and Piper Jaffray (the "Engagement Letter"), a copy of which is included as EXHIBIT H. Under the terms of the

Engagement Letter, in the event that the Company consummates one of a number of specified business combination transactions, which would include the Offer and the Merger, the Company will pay Piper Jaffray, upon the acquisition of more than twenty percent (20%) of the outstanding shares of Common Stock of the Company, a fee in an amount equal to $500,000. In addition, whether or not any such transaction is consummated, the Company will reimburse Piper Jaffray for its out-of-pocket and incidental expenses, including the fees and disbursements of its counsel, and will indemnify Piper Jaffray against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws. The engagement letter also provides, among other things, that Piper Jaffray will render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the Company's stockholders in any such transaction. Piper Jaffray is entitled to receive a fee of $100,000 for such opinion, which amount will be credited against the $500,000 total fee.

  The Company selected Piper Jaffray primarily due to Piper Jaffray's reputation and experience in investment banking and mergers and acquisitions in general, as well as its expertise in the biotechnology industry, and particularly in agri-biotechnology. The Company also believes that Piper Jaffray's knowledge of and familiarity with the Company, as the result of Piper Jaffray's underwriting of the Company's public offering in April of 1992, offers additional benefits.

  Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders of the Company on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) No transactions in the Common Stock of the Company have been effected in the past 60 days by the Company or any affiliate or subsidiary of the Company, or to the best knowledge of the Company, any executive office or director of the Company.

  (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender, pursuant to the Offer, all shares of Common Stock held of record or beneficially owned by them (other than shares issuable upon exercise of stock options which options will be cancelled at the Effective Time of the Merger, in exchange, in the case of "in-the-money" options, for the cash payment due.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

  (a) Except as set forth in Item 3(b) above (the provisions of which are hereby incorporated herein by reference), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) above (the provisions of which are hereby incorporated herein by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  (a) Section 203 of the Delaware General Corporation Law

  As a Delaware corporation, the Company is subject to Section 203 of the DGCL.
Section 203 prohibits an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203)

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

with a Delaware corporation for three years following the date such person became an interested stockholder, unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder, or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

  In accordance with Section 203, the Company's Board of Directors has approved, to the extent required, the transactions contemplated by the Merger Agreement, including the Offeror's acquisition of Common Stock pursuant to the Offer. Accordingly, the transactions contemplated by the Merger Agreement, including the Offeror's acquisition of Common Stock pursuant to the Offer, are exempt from the provisions of Section 203.

  (b) Certificate of Incorporation

  Paragraph 3 of Article Fifth of the Company's Certificate of Incorporation requires the approval of the holders of not less than sixty percent (60%) of the stock of the Company entitled to vote for the following acts or transactions, if such act or transaction has not been approved by at least sixty percent (60%) of the directors of the Company: (a) the amendment of the Certificate of Incorporation to modify the voting rights of any shares of stock of the Company, to increase the number of authorized shares of Common or Preferred Stock, or to modify Article Fifth; (b) an acquisition of all of the Company's stock in exchange for consideration the value of which is less than the highest price paid by a stockholder for the same class or series of stock of the Company during the previous two years; or (c) the acquisition by the Company of any of its stock from any person or group of persons owning, in the aggregate, ten percent (10%) or more of the stock of the Company entitled to vote in an election of directors. Because the Board has unanimously approved the Offer and Merger and the Merger Agreement, the 60% stockholder vote requirement does not apply to these transactions.

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

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 Exhibit A   Excerpts from 1995 Proxy Statement
 Exhibit B-1 Lowell Thomas Consultancy Agreement with Syntro Corporation dated as of August 14, 1991, as amended
 Exhibit B-2 J. Donald Todd Executive Employment Agreement with Syntro
             Corporation dated as of October 1, 1992, as amended
 Exhibit B-3 William J. Davies Executive Employment Agreement with Syntro
             Corporation dated as of February 21, 1995
 Exhibit B-4 Susan H. Strobel Executive Employment Agreement with Syntro
             Corporation dated as of February 21, 1995
 Exhibit B-5 Janis K. McMillen Executive Employment Agreement with Syntro
             Corporation dated as of March 3, 1995
 Exhibit B-6 Mark D. Cochran Executive Employment Agreement with Syntro
             Corporation dated as of February 21, 1995
 Exhibit B-7 Janice Katterhenry Executive Employment Agreement with Syntro
             Corporation dated as of February 21, 1995
 Exhibit C   Agreement and Plan of Merger dated as of September 25, 1995 (the
             "Merger Agreement")
 Exhibit D   Joint press release announcing Merger Agreement
 Exhibit E   Form of Company's letter to stockholders dated September 29, 1995*
 Exhibit F   Confidentiality Agreement dated as of March 27, 1995
 Exhibit G   Piper Jaffray Inc. opinion dated September 24, 1995*
 Exhibit H   Engagement letter between Company and Piper Jaffray Inc. dated as of April 6, 1995

--------
  *Included in copies mailed to Stockholders.

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

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SYNTRO CORPORATION

                                                  /s/ J. Donald Todd
                                          By: _________________________________
                                                      J. Donald Todd
                                               President and Chief Executive
                                                          Officer

Dated: September 29, 1995

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